SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549


                                    FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934


                        Commission File Number: 0-50537

                           COMPASS ENERGY CORPORATION
                      (Formerly known as QCL Group, Inc.)
                  -------------------------------------------
             (Exact name of registrant as specified in its charter)



                           2470 Leone Avenue, Suite E
                          Walnut Grove, Georgia 30052
                              Tel: (706) 340-4668
       ------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                          Common Stock, par value $.001
         --------------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                 Not Applicable
         --------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


[X]      Rule 12g-4(a)(1)(i)        [ ]           Rule 12h-3(b)(1)(ii)
[ ]      Rule 12g-4(a)(1)(ii)       [ ]           Rule 12h-3(b)(2)(i)
[ ]      Rule 12g-4(a)(2)(i)        [ ]           Rule 12h-3(b)(2)(ii)

[ ]      Rule 12g-4(a)(2)(ii)       [ ]           Rule 15d-6
[ ]      Rule 12h-3(b)(1)(i)        [ ]



Approximate  number  of  holders of record as of the certificate or notice date:
There were 132 holders of record as of November 13, 2003, excluding beneficial owners whose securities are held in street name.


Pursuant to the requirements of the Securities Exchange Act of 1934 Compass Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                            COMPASS ENERGY CORPORATION


DATE: March 20, 2004                        By: /s/ Peter Iodice
                                            ----------------------------
                                            Name:   Peter Iodice
                                            Title:  President



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.